Miles Edwards

CPA

To Happypillar Inc. Management:

I have reviewed the accompanying financial statements of Happypillar Inc., which comprise the balance sheet and income statement as of April 30, 2022 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Miles Edwards, CPA
Austin, Texas
May 1, 2022

Balance Sheet

as of April 30, 2022

Assets

Fixed Assets	
Computer & Office Equipment	1,253.00
Total Fixed Assets	**1,253.00**
Total Assets	**1,253.00**

Liabilities and Equity

Liabilities	
Long Term Liabilities	
Long-Term Loan	5,294.00
Total Long Term Liabilities	**5,294.00**
Total Liabilities	**5,294.00**
Equity	
Current Year Earnings	(4,041.00)
Total Equity	**(4,041.00)**
Total Liabilities and Equity	**1,253.00**

Miles Edwards CPA

Income Statement (Profit and Loss)

01/01/2022 - 04/30/2022

Gross Profit	**0.00**

Operating Expenses

Business License & Fees	749.00
General Expense	19.00
Meals & Entertainment	119.00
Office Expense	3,154.00
Total Operating Expenses	**4,041.00**

Operating Income	**(4,041.00)**

Net Income	**(4,041.00)**

HAPPYPILLAR INC. NOTES TO THE FINANCIAL STATEMENTS
As of May 1, 2022

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
Happypillar Inc. seeks to facilitate parent-child therapy through the utilization of artificial intelligence and machine learning. To finance this endeavor, Happypillar Inc. intends to issue an offering under Regulation Crowdfunding and pay a percentage to the crowdfunding platform.

BASIS OF ACCOUNTING
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Income and expenses are recognized on the basis of accrual accounting.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
As the company has not yet produced income and expenses have been financed by owners on personal credit cards, there are no cash or cash equivalent assets listed on the balance sheet for the stated period.